American Community Properties Trust
222 Smallwood Village Center
St. Charles, Maryland 20602

November 27, 2009

VIA EDGAR

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:	American Community Properties Trust
Preliminary Proxy Statement on Schedule 14A
Filed November 12, 2009
File No. 1-14369

Dear Ms. Gowestski:

In connection with the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter dated November 25, 2009, regarding the above-referenced filing, which response has been submitted under separate cover by the Company’s counsel, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 240-427-1210 or our counsel, Daniel M. LeBey at Hunton & Williams LLP, at 804-788-7366.

Very truly yours,

/s/ Matthew M. Martin

Matthew M. Martin
Chief Financial Officer

cc:           Daniel M. LeBey